Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	13055-001

October 22, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	SunVault Energy, Inc. (the “Company”) Form 8-K Filed March 5, 2014 File No. 333-181040

We are the solicitors for the Company. We refer to your letter of October 9, 2014 addressed to the Company with your comments on the Company's Form 8-K, filed March 5, 2014.

The Company again apologizes for the delays and is working closely with its auditors to ensure completion of the outstanding audited financial statements. Attached is a letter from the auditors in regards to their progress.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald
WLM/sk

October 22, 2014

United States Securities and Exchange Commission
Washington, DC
USA 20549

Dear Sirs/Mesdames:

Re. Sunvault Energy, Inc. (the “Company”)

We have been working on the audit of the consolidated financial statements for 1454004 Alberta Ltd. for the past several months. The majority of the audit has been completed and we are working towards being able to issue our audit report so that the Company can file its amended Form 8-K based on the March 5, 2014 Form 8-K filing.

If you have any questions regarding the above, please call Lonny Wong, CPA, CA at 604-630-5090.

Yours truly,

SATURNA GROUP CHARTERED ACCOUNTANTS LLP

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP